

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Bill W. Wheat
Executive Vice President and Chief Financial Officer
D. R. Horton, Inc.
1341 Horton Circle
Arlington, TX 76011

> **Re: D. R. Horton, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 18, 2021**
> **File No. 001-14122**

Dear Mr. Wheat:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note A - Summary of Significant Accounting Policies
Reclassifications, page 69

1. We note you changed your presentation of cash flows for the single and multi-family rental operations from investing activities to operating activities in your consolidated statements of cash flows beginning in the third quarter of your fiscal year ended September 30, 2021. Please address the following:
   - Please tell us how you determined that such activities are now deemed to be operating activities. Please refer to ASC 230-10-45 in your response.
   - Please tell us how you determined that such activities were previously deemed to be investing activities. Please refer to ASC 230-10-45 in your response.
   - Please tell us how you determined it was appropriate to change your cash flow

statement presentation on a prospective basis. Within your response, please reference the authoritative accounting literature management relied upon.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction